[redacted]

14049339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER

8-69066

3/21

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Wealth Management, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway, Suite 3000
(No. and Street)

Houston (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melton & Melton, LLP
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale, Suite 200 (Address) Houston (City) Texas (State) 77072 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, David Jesulaitis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Advisors, LLC, as of February 26, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / FINOP - AWM

Title

Pamela Janysek

Notary Public

PAMELA JANYSEK
My Commission Expires
December 20, 2014

This report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

FOR THE

YEAR ENDED DECEMBER 31, 2013

AND INDEPENDENT AUDITOR'S REPORT

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

AVALON WEALTH MANAGEMENT LLC

TABLE OF CONTENTS

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Avalon Wealth Management LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Avalon Wealth Management LLC (a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Wealth Management LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Melton & Melton LLP

Houston, Texas
February 26, 2014

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$ 322,900
Accounts receivable	1,316,565
Total assets	**$ 1,639,465**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable - related party	$ 228,356
Total liabilities	228,356
Commitments and Contingencies	
Member's Equity	1,411,109
Total liabilities and member's equity	**$ 1,639,465**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenues:	
Commission fee income	$ 2,864,705
Expenses:	
Employee compensation and benefits	500,249
Regulatory fees	80,769
General and administrative expenses	156,604
Net expenses	737,622
Net income	**$ 2,127,083**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2013

Balance, beginning of year	$ 665,500
Distributions	(1,381,474)
Net income	2,127,083
Balance, end of year	**$ 1,411,109**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net income	$ 2,127,083
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(1,316,565)
Accounts payable - related party	212,856
Total adjustments	(1,103,709)
Net cash provided by operating activities	1,023,374
Cash Flows from Financing Activities:	
Distributions	(1,381,474)
Net cash used in financing activities	(1,381,474)
Net decrease in cash and cash equivalents	(358,100)
Cash and Cash Equivalents, beginning of year	681,000
Cash and Cash Equivalents, end of year	**$ 322,900**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 - DESCRIPTION OF THE COMPANY

Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. While it did not do so in 2013, the Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue

Commission revenue includes fee income, which is generally based on the value of the assets under management held by the fund sponsor. Fee revenue is calculated on a monthly or quarterly basis based on the beginning balance of all funds held during the month or quarter. These fees are recognized over the period during which the assets were held. Commission revenue also includes other fee income as noted in the placement fee agreements. These fees are computed in accordance with the underlying sponsors' placement fee agreements.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

Accounts Receivable

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2013.

Income Taxes

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the 2012 and 2013 tax years. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest and penalties in 2013.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Credit Risks

At December 31, 2013, and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

Concentration Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2013, one fund sponsor represented 99% of the Company's accounts receivable balance and provided 84% of all concession fee revenue during 2013. Management believes the Company's relationship with the fund sponsor is satisfactory.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2013, the Company incurred $656,583 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2013, the Company had a $228,356 payable to AA for these services, which is included in accounts payable - related party in the statement of financial condition.

During 2013, the Company received $416,042 in commission fee income from a fund sponsor that is provided advisory services by AA.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $94,544, which was $79,320 in excess of its required net capital of $15,224. The Company's net capital ratio was 2.42 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued.

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Member of
Avalon Wealth Management LLC

We have audited the financial statements of Avalon Wealth Management LLC as of and for the year ended December 31, 2013, and our report thereon dated February 26, 2014, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Melton & Melton LLP

Houston, Texas
February 26, 2014

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500

SCHEDULE I

AVALON WEALTH MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Computation of Net Capital:			
Total ownership equity from Statement of Financial Condition			$ 1,411,109
Deductions and/or charges:			
Receivables from non-customers		$ 1,316,565	
Total non-allowable assets from Statement of Financial Condition:			1,316,565
Net Capital			$ 94,544
Computation of Basic Net Capital Requirement:			
Minimum net capital required:			$ 15,224
[1] Minimum dollar net capital requirement of reporting broker or dealer			$ 5,000
Net capital requirement			$ 15,224
Excess net capital			$ 79,320
Net capital less greater of 10% of [2] or 120% of [1]			$ 71,708
Computation of Aggregate Indebtedness:			
Payable to non-customers		$ 228,356	
Total A.I. liabilities from Statement of Financial Condition:			228,356
[2] Total aggregate indebtedness			$ 228,356
Percentage of aggregate indebtedness to net capital			241.54%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013.

SCHEDULE II

AVALON WEALTH MANAGEMENT LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.

SCHEDULE III

AVALON WEALTH MANAGEMENT LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Avalon Wealth Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Avalon Wealth Management LLC, and the Securities and Exchange Commission, the Financial Industry Regulatory Authority Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Avalon Wealth Management LLC's compliance with the applicable instructions of Form SIPC-7. Avalon Wealth Management LLC's management is responsible for Avalon Wealth Management LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for Avalon Wealth Management LLC noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting total revenue was $1,304 higher on the audited Form X-17A-5 than the total revenue reported in Form SIPC-7;

3) Noted no adjustments reported in Form SIPC-7;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting the amount reported on line 2d. SIPC Net Operating Revenues should be $2,863,401 instead of $2,683,401. The general assessment on line 2e. was calculated on the correct amount therefore no change to line 2e. is necessary as result of the difference on line 2d.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melton & Melton LLP

Houston, Texas
February 26, 2014

MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Member of
Avalon Wealth Management LLC

In planning and performing our audit of the financial statements of Avalon Wealth Management LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Avalon Wealth Management LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Avalon Wealth Managements LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Avalon Wealth Management LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Avalon Wealth Management LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Avalon Wealth Management LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Avalon Wealth Management LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies as defined above, and communicated them in writing to management and the Member on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Avalon Wealth Management LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melton & Melton LLP

Houston, Texas
February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069066 FINRA DEC
AVALON WEALTH MANAGEMENT LLC 17*17
2929 ALLEN PKWY STE 3000
HOUSTON TX 77019-7100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David J. Jesulaitis (713) 238-2090

2. A. General Assessment (item 2e from page 2)		$7158.50
B. Less payment made with SIPC-6 filed (exclude interest) 07/30/2013 Date Paid		(1476.39)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		5,682.11
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$5,682.11
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$5,682.11	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Wealth Management LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of February, 20 14

Chief Financial Officer, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,863,401
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): N/A (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,683,401
2e. General Assessment @ .0025	$ 7,158.50 (to page 1, line 2.A.)